

July 9, 2010

Mr. Kevin B. Halter, Jr.
 Chief Executive Officer and Chief Financial Officer
MILLENNIA, INC.
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034

> **Re:** **Millennia, Inc.**
> **Amendment No 1 to Form 10-K for fiscal year ended December 31, 2009**
> **Filed June 23, 2010**
> **File No. 0-16974**

Dear Mr. Halter:

We have reviewed your supplemental response letter to us dated June 23, 2010 in response to our letter dated June 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended December 31, 2009), As Amended

Preliminary Statement, page 1

1.   We note that you voluntarily chose to file an amendment to your December 31, 2009
        Annual Report on Form 10-K (the "Form 10-K") in response to our comment letter dated
        June 17, 2010. Please further amend the Form 10-K to revise the disclosure under this
        heading to delete references to the amendment being filed to answer comments from the
        Securities and Exchange Commission in a comment letter dated June 17, 2010. Instead,
        you may disclose, for example, that the amendment is being filed to include certain
        additional clarification or disclosures in the respective parts of the document. If so,
        please state the specific sections that are being amended and provide a very brief
        description of the revisions.

Exhibit 31 and Exhibit 32 Certifications

2.   Please further amend the Form 10-K to provide updated Certifications. In this regard, the
        Certifications should be currently dated concurrent with the filing of the amended Form
        10-K and the Certifications should refer to Form 10-K/A rather than Form 10-K. We
        noted that the Certifications filed with the Form 10-K on June 23, 2010 had not been
        updated from the previous Certifications filed with your Form 10-K on February 18,
        2010. See Exchange Act Rule 240.12b-15.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich at (202) 551-
3347 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief